

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

<u>Via Email</u>
Martin Oring
Chief Executive Officer
Searchlight Minerals Corp.
Suite 120 – 2441 West Horizon Ridge Pkwy
Henderson, NV 89052

Re: Searchlight Minerals Corp.
**   Schedule 14A**
**   Filed October 18, 2011**
**   File No. 000-30995**

Dear Mr. Oring:

        We have limited our review of your filing to those issues we have addressed in our comment.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General Comment</u>

1.   We note you received a comment letter from the staff dated October 13, 2011 and that you responded to our comments on October 24, 2011. Please confirm that you will resolve these comments prior to filing and mailing your definitive proxy statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director